

December 23, 2011

Via E-mail
Cleveland Gary, Chief Executive Officer
Healthway Shopping Network, Inc.
802 Old Dixie Hwy. #2
Lake Park, FL 33403

> **Re:** **Healthway Shopping Network, Inc.**
> **Amendments No. 11 to Registration Statement on Form S-1**
> **Filed December 7, 2011**
> **File No. 333-166983**

Dear Mr. Gary:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated November 23, 2011. Please revise your prospectus throughout to state that the shares being offered by the company and your officers and directors, the "Underwriters," are being sold at a fixed price for the duration of the offering. For example:

   - the third paragraph on the prospectus cover page;
   - the second paragraph under The Terms of the Offering on page 8; and
   - the first and fourth paragraphs under Underwriters Plan of Distribution on page 18.

Directors, Executive Officers, Promoters and Control Persons, page 29

2. We note that in Ms. Shiver's biography you describe her position with the National Indoor Football League. Please revise the biography of Cleveland Gary to also include

his business experience with the National Indoor Football League. See Item 401(e) of Regulation S-K.

3. We note the complaint, San Diego Shockwave v. National Indoor Football League, LLC, filed on September 26, 2007. Please confirm that no legal proceedings are required to be disclosed pursuant to Item 401(f) of Regulation S-K.

Executive Compensation, page 30

4. Please update your executive compensation disclosure for the fiscal year ended December 31, 2011. For guidance, see Section 217.11 of our Regulation S-K Compliance and Disclosure Interpretations, which is available on our website.

Exhibit 5.1 – Legal Opinion

5. Please revise to reflect that counsel has signed the opinion, and include the date of the opinion.

You may contact Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

Mara L. Ransom
Assistant Director